February 4, 2022

Ms. Nasreen Mohammed and Mr. Joel Parker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Carriage Services, Inc.
    Form 10-K filed March 2, 2021
    Form 8-K filed July 30, 2021
File No. 001-11961

Dear Ms. Mohammed and Mr. Parker:

Please allow this letter to serve as a follow-up to our telephone conversation on January 24, 2022 and supplement our January 7, 2022 response regarding the most recent comments Carriage Services, Inc. (“we,” “our” or the “Company”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), dated December 13, 2021, with respect to our filed responses to the SEC, dated November 2, 2021 and October 5, 2021, respectively, addressing the comments previously submitted to the Company as set forth in the Staff’s Comment Letters dated September 22, 2021 and October 26, 2021, respectively. During our conversation, you asked the Company to revisit our responses to the Staff’s first and third comments as outlined in the Staff’s November 2, 2021 correspondence.

For your convenience, our supplemental responses are prefaced by the text of the Staff’s most recent comments in bold/italicized text below.

Correspondence filed November 2, 2021

Exhibit A: Earnings Release for three months and nine months ended September 30, 2021, page 1.

1.We note your response to our prior comments and the revised earnings release and reissue our comment on prominence. Throughout your press release, you present Non-GAAP financial measures to describe performance while their respective most directly comparable GAAP measures were omitted. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. disclosures in future filings. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: While our prior response, dated January 7, 2022, provided several illustrations for the Staff’s reference, to be clear, the Company will revise future press releases, Form 8-K filings and other filings made with the SEC to present all Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence in headlines and in related discussion of the earnings release as required, consistent with Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. As discussed during our telephone conversation, this will include all Non-GAAP measures outlined on pages 1 and 7 of our October 27, 2021 earnings release.

Page | 1

3.Your adjusted proforma diluted EPS includes various adjustments which appear to substitute individually tailored recognition and measurement methods for those of GAAP. For each adjustment being made, please provide us with an analysis of why you believe your presentation is appropriate. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: As a follow-up to our discussion, the Staff asked that the Company further elaborate on its position regarding the use of adjusted proforma diluted EPS in its most recent earnings release. Consistent with the Company’s focus on being transparent with its investors and ensuring they have insight into the impact of material transactions that are not speculative, but rather have occurred, the Company included the adjusted proforma diluted EPS metric to help better illustrate the impact of the accretion to EPS resulting from the refinancing of our entire debt capital structure and the execution of an open market share repurchase program, as if those events had occurred as of January 1, 2021. Each of these capital allocation transactions, along with the related proforma adjustments, were detailed throughout the Company’s Third Quarter Earnings Release and can be found in the text or table footnotes, respectively, found on pages 1, 2, 4, 5 & 15.

The Company believes the inclusion of this Non-GAAP measure does not conflict with the interpretation provided in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations, as that interpretation notes that, “Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.” (emphasis added). The use of “could” and “may” infers that Non-GAAP measures that substitute individually tailored measurement methods are not broadly prohibited and are actually permissible in some circumstances. The Company then looked to Rule 100(b) of Regulation G to determine if the use of this Non-GAAP measure would conflict with Rule 100(b). Following its review, it is the Company’s belief that its inclusion of adjusted proforma diluted EPS as a Non-GAAP measure would be permissible, and not violate Rule 100(b) of Regulation G, since the Company does not believe the measure is misleading.

With that said, after speaking with the Staff, the Company understands the Staff’s position and will agree not to use adjusted proforma diluted EPS as a measurement moving forward.

We hope this letter has been responsive to the Staff’s request for additional clarification following our recent discussion. If the Staff would like additional detail or believes further discussion would be beneficial, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal continues to be to resolve the Staff’s comments in a manner that is both timely and acceptable to the Staff.

If you have any questions regarding the foregoing, please feel free to contact me at (713) 332-8424 or Ben Brink, the Company’s Chief Financial Officer and Treasurer, at (713) 332-8441.

Sincerely,

By: /s/ Steven D. Metzger
Steven D. Metzger
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:     C. Benjamin Brink, Executive Vice President, Chief Financial Officer and Treasurer,     Carriage Services, Inc.

Page | 2